UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on payment of remuneration to shareholders

—

Rio de Janeiro, November 21, 2023 - Petróleo Brasileiro S.A. – Petrobras, following up on the Material Fact of 08/03/2023, informs that it has paid today the first installment of the remuneration to shareholders for the second quarter of 2023.

The gross amount distributed today is R$ 0.209176 per common and preferred share in the form of dividends and R$ 0.365476 per common and preferred share in the form of interest on own equity.

CREDIT INSTRUCTIONS

Payment was made by Banco Bradesco S.A. (Bradesco), institution depositary of book-entry shares. All shareholders who have their registration duly updated, had their rights automatically credited to their bank accounts today. More information can be obtained through any Bradesco branch or by calling 0800-7011616. For shareholders with custody in B3, the payment was done by deposit brokers.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), the payment will be made from 11/30/2023 by JP Morgan Chase, depositary bank of ADRs, considering 08/23/2023 as the record date. Information and clarifications may be obtained at www.adr.com

Dividends not claimed within 3 (three) years from the date of payment (11/21/2023) will lapse and revert to the company (Law 6404/76, article 287, item II, item a).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer